Charles F. Hertlein, Jr.

513-977-8315

chuck.hertlein@dinslaw.com

June 11, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Cincinnati Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File Number:  000-04604

Dear Mr. Rosenberg:

In response to your letter of June 1, 2007 regarding the above matter, on June 8, 2007 Kenneth Stecher, the Executive Vice President and Chief Financial Officer of our client, Cincinnati Financial Corporation, contacted Vanessa Robertson, Staff Accountant, by telephone to briefly discuss the issues raised and to agree upon a date for submission of Cincinnati Financial Corporation’s formal response to your letter.  This letter will confirm that, as agreed by Mr. Stecher and Ms. Robertson in their telephone conversation, Cincinnati Financial Corporation will submit its response to the matters raised in your June 7 letter by July 6, 2007.

Very truly yours,

DINSMORE & SHOHL LLP

/s/Charles F. Hertlein, Jr.

Charles F. Hertlein, Jr.

cc:

Vanessa Robertson

Kenneth W. Stecher